Exhibit 99.1

Li Auto Inc. February 2023 Delivery Update

March 1, 2023

BEIJING, China, March 01, 2023 (GLOBE NEWSWIRE) -- Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 16,620 vehicles in February 2023, up 97.5% year over year. The cumulative deliveries of Li Auto vehicles reached 289,095 as of the end of February.

“As a go-to premium SUV brand for families, we further enriched our L series and once again solidified our market position in the RMB300,000 to RMB500,000 price segment. On February 8, we officially launched Li L7, a five-seat flagship family SUV, and we are delighted to see that in the competitive RMB300,000 to RMB400,000 price segment of the five-seat SUV market, Li L7’s product strengths, embodied by its new-generation range extension system, spacious second row, and continuously evolving smart space and autonomous driving systems, have garnered widespread recognition from family users throughout China. We look forward to delivering Li L7 to its first users in early March,” commented Xiang Li, chairman and chief executive officer of Li Auto. “Meanwhile, as the latest addition to the Li L8 family, Li L8 Air has not only expanded the options available to family users but, more importantly, also strengthened Li L8’s competitiveness in the RMB300,000 to RMB400,000 six-seat SUV market. Furthermore, our six-seat flagship family SUV, Li L9, has topped the full-size SUV sales chart in China for five consecutive months since last September.”

As of February 28, 2023, the Company had 298 retail stores in 122 cities, as well as 317 servicing centers and Li Auto-authorized body and paint shops operating in 223 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家, 创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat flagship family SUV, Li L8 and Li ONE, both of which are six-seat premium family SUVs, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com